March 13, 2019

Via EDGAR and E-MAIL

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Request for Acceleration of Effectiveness

Fiserv, Inc. Registration Statement on Form S-4 (File No. 333-229689)

Dear Mr. Crispino:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Fiserv Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-229689, as amended, be accelerated by the Commission so that it will become effective at 9:00 a.m. Eastern Time on March 14, 2019, or as soon thereafter as practicable.

Please contact Mark J. Menting of Sullivan & Cromwell LLP at (212) 558-4859 or mentingm@sullcrom.com or Jared M. Fishman of Sullivan & Cromwell LLP at (212) 558-1689 or fishmanj@sullcrom.com with any questions you may have. In addition, please notify Mr. Menting or Mr. Fishman when this request for acceleration has been granted.

Very truly yours,

Fiserv, Inc.

By:	/s/ Lynn S. McCreary
Name:	Lynn S. McCreary
Title:	Chief Legal Officer and Secretary

cc:	Jan Woo

(Securities and Exchange Commission)

Mark J. Menting

Jared M. Fishman

(Sullivan & Cromwell LLP)

[Signature Page for S-4 Acceleration Request]